Mail Stop 4561

December 11, 2007

Francis F. Lee
President and Chief Executive Officer
Synaptics Incorporated
3120 Scott Blvd., Ste 130
Santa Clara, CA 95054

>   **Re: Synaptics Incorporated**
>   **Form 10-K for the fiscal year ended June 30, 2007**
>   **Filed September 6, 2007**
>   **File No. 000-49602**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed September 28, 2007**
>   **File No. 000-49602**

Dear Mr. Lee:

        We have reviewed your response letter dated December 7, 2007, with regards to the above filings and have the following comments in addition to those comments issued over the phone to Synaptics Incorporated's legal counsel, Mr. Kant. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 39

1.   We note your response to our prior comment 2. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. You disclose that changes in revenue are

attributed to an increase in unit shipments by 80% as a result of the combination of <u>industry growth</u> and <u>market share gains</u>, <u>partially</u> offset by a <u>lower priced product mix</u> and general competitive <u>pricing pressure</u>. Please quantify in your response letter the impact of each of the following factors: industry growth, market share gains, lower price product mix and pricing pressures. Refer to Section III.D of SEC Release No. 33-6835.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 11</u>

2. We note your response to our prior comments 4 through 10, in which you indicate the comments will "be considered in connection with the Company's future filings." Please clarify what actions will be taken in considering these comments in connection with future filings. For example, you should state whether you disagree with the Staff's comments or whether future filings will conform to the Staff's comments.

<u>Change of Control and Severance Agreements, page 15</u>

3. We note that you did not respond to our comments 11 and 12. Please explain what actions will be taken to address these comments in future filings. You should indicate whether you disagree with the Staff's comments or indicate that future filings will conform to the Staff's comments.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not

Francis F. Lee
Synaptics Incorporated
December 11, 2007
Page 3

foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need anything further, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (602) 445-8100
Robert S. Kant, Esq.
Greenberg Traurig, LLP